May 6, 2005


Mail Stop  05-11

John Daly, President
Humana Trans Services Holding Corp.
7466 New Ridge Road, Suite 7
Hanover, Maryland  21076


Re:	Form 8-K filed 05/04/05
	File No.  000-30734

Dear Mr. Daly:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

1. Please amend the Form 8-K to state the your former accountant was dismissed as required by Item 304(a)(1)(i) of Regulation S-B.

2. We have read your disclosure regarding the reports issued. Please note that this disclosure should only cover the period the former accountant was retained. Please specifically identify the period the former accountant was retained and whether they only reviewed financial information or whether a report was issued. If a report was issued please disclose the period the report covered and whether the report contained an adverse opinion, a disclaimer of opinion, or was modified as to uncertainty, audit scope or accounting principles, including the ability to continue as a going concern. Please revise.

3. We have read your disclosure regarding disagreements with the former accountant. Please note that this disclosure should only cover the period the former accountant was retained. Please disclose whether there were disagreements between the Company and the former accountant for the period the accountant was retained through the date of dismissal. Please revise accordingly.

4. Please file an updated letter from your former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item
304(a)(3) of Regulation S-B.

      Please file your supplemental response and amendment via
EDGAR
in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this letter to Angela Halac at
202.551.3398


Sincerely,


Angela J. Halac
Staff Accountant
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE